GLOBAL HEALTH VENTURES INC.
409 Granville Street, Suite 1023
Vancouver, British Columbia
V6C 1T2 Canada
Tel: (604)324-4844
Fax: (604) 324-4845
www.globalhealth3000.com

January 10, 2011

Via Fax and Mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3561
USA

Attention:         Heather Clark,
Staff Accountant

Dear Ms. Clark:

Re:       Comment Letter
Global Health Ventures Inc.
Form 8-K Filed January 4, 2011
File No. 333-137888

Thank you for your letter dated January 5, 2011 with respect to the Form 8-K filed by Global Health Ventures Inc. (the “Company”) on January 4, 2011 relating to the proposed restatement of the Company’s annual audited financial statements for the year ended May 31, 2010 and quarterly financial statements for the period ended August 31, 2010. The Company’s responses to your comments are set forth below.

General

1.
As noted in the Form 8-K, the Company plans to file (i) an amendment to its Form 10-K for the year ended May 31, 2010 (the “Form 10-K/A”) which will include the restated annual audited financial statements and will update disclosure related to the adjustments made to the annual financial statements; and (ii) an amendment to its Form 10-Q for the period ended August 31, 2010 (the “Form 10-Q/A”) which will include the restated quarterly financial statements and will update disclosure related to the adjustments made to the quarterly financial statements.

The Company is currently in the process of preparing its Form 10-Q for the period ended November 30, 2010 and anticipates filing the Form 10-K/A and Form 10-Q/A approximately four to five weeks after filing of such Form10-Q given the time necessary to make the required adjustments to the annual and quarterly statements and update any related disclosure.

2.
The Company plans to disclose the weaknesses in its internal controls and disclosure controls and procedures resulting from the restatement or otherwise in its Form 10-Q for the period ended November 30, 2010, as well as in the Form 10-K/A and Form 10-Q/A, together with management’s conclusions in that regard.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions, please do not hesitate to contact me.

Yours truly,

GLOBAL HEALTH VENTURES INC.

Per: /s/Hassan Salari
       Hassan Salari
       President